UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Evans, Robert E.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   01/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     34,879         I  401(k) Plan
Common Stock                                                                                     25,296         I  by Spouse
Common Stock                                                                                     139,428        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                          01/01/03       A         277                               (1)
Incentive Stock Option (right  $8.802                                                                                  11/10/04
to buy)
Incentive Stock Option (right  $14.256                                                                                 04/27/10
to buy)
Incentive Stock Option (right  $15.665                                                                    04/01/04     04/01/09
to buy)
Incentive Stock Option (right  $17.415                                                                    12/10/00     12/10/08
to buy)
Incentive Stock Option (right  $19.639                                                                    07/23/00     07/23/08
to buy)
Incentive Stock Option (right  $19.925                                                                    01/01/00     12/03/07
to buy)
Incentive Stock Option (right  $24.770                                                                                 05/09/12
to buy)
Non-Qualified Stock Option     $24.770                                                                                 05/09/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation          01/01/03  Common Stock                   277           $25.600     12,114        D   Direct
Incentive Stock Option (right            Common Stock                   27,902                    27,902        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,630                     3,630         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,686                     7,686         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,321                     7,321         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,579                     1,579         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   16,909                    16,909        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   598                       598           D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   10,572                    10,572        D   Direct
(right to buy)

Explanation of Responses:

(1)
Shares are payable subsequent to termination of service pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Co mpensation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.

SIGNATURE OF REPORTING PERSON
/S/ Evans, Robert E.
DATE 01/03/03